Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764
  NEWS RELEASE

LAKE SHORE GOLD ACQUIRES SIGNIFICANT EQUITY INTEREST IN IDM MINING LTD.

TORONTO, ONTARIO -- (Marketwired – August 4, 2015) – Lake Shore Gold Corp. ("Lake Shore Gold" or the “Company”) today announced that the Company has acquired 7,500,000 common shares of IDM Mining Ltd. (“IDM”) and warrants to acquire an additional 20,000,000 common shares of IDM, representing 31.2% of the outstanding shares of IDM on a partially diluted basis. Together with IDM shares already held by Lake Shore Gold, the Company now owns, or has the right to acquire, a total of 31,952,290 common shares of IDM, representing 36.3% of IDM’s outstanding shares on a partially diluted basis.

In connection with the transaction, Lake Shore Gold and IDM have entered into an agreement which provides Lake Shore Gold with the right (but not the obligation) to nominate one person to the board of directors of IDM for so long as Lake Shore Gold holds at least 9.9% of IDM’s outstanding common shares. Lake Shore Gold has not exercised, and has no current intention to exercise, this right.

Lake Shore Gold acquired the 7,500,000 common shares and share purchase warrants in satisfaction of an outstanding obligation of IDM to issue up to 25,000,000 shares to Lake Shore Gold in connection with a previous sale of certain properties to IDM (see Lake Shore Gold press release issued on May 9, 2013 for more information about the property sale transaction). Lake Shore Gold has also agreed to purchase 2,500,000 units (each comprising one common share and one half share purchase warrant) in connection with a private placement financing first announced by IDM on May 19, 2015.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
2000 – 181 University Avenue
Toronto, ON  M5H 3M7

Tony Makuch
President & CEO
 (416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Website: www.lsgold.com